

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2015

<u>Via E-mail</u>
Donald R. Shassian
Executive Vice President and Chief Financial Officer
OUTFRONT Media Inc.
405 Lexington Ave, 17th Floor
New York, NY 10174

      Re: **OUTFRONT Media Inc.**
                Form 10-K for the Year Ended December 31, 2014
                Filed March 6, 2015
                File No. 001-36367

Dear Mr. Shassian:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /S/ Kevin Woody

                          Kevin Woody
                          Branch Chief

cc: Richard Sauer